
02018496

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 23305

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alliant Securities, Inc.
Turner, Nord, Kienbaum

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Riverside Ave., Suite 1430
(No. and Street)

Spokane	Wa.	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sally Mann (509) 747-9144
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name — if individual, state last, first, middle name)

926 W. Sprague Ave., Suite 300	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tom L. Turner, swear (or affirm) that, t
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fi
Alliant Securities, Inc., Turner, Nord, Kienbaum,

December 31, 20 01, are true and correct. I further swear (or affirm) that neither the com
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as th
a customer, except as follows:

Signature

President

Title

Notary Public


SALLY MANN
NOTARY
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 anc Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alliant Securities, Inc.
Turner, Nord, Kienbaum
Spokane, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner, Nord, Kienbaum as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner, Nord, Kienbaum as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen + Secrest, P.S.

January 24, 2002

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS	2001	2000
Cash	$ 589,698	$ 514,003
Segregated cash (Note 2)	5,000	5,000
Accounts receivable from brokers and dealers	18,885	20,250
Accounts receivable from customers	54,422	98,974
Other receivables	5,748	1,341
Secured demand notes receivable collateralized by marketable securities (Note 3)	450,000	450,000
Prepaid expenses and deposit	3,575	3,575
Deposits with clearing brokers	41,994	41,994
Cash surrender value of officers' life insurance	25,373	22,507
Property and equipment (Note 4)	33,813	38,535
	$1,228,508	$1,196,179

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Payable to brokers and dealers	$ 5,135	$ 14,084
Payable to customers	3,759	5,949
Accounts payable	8,596	23,608
Other current liabilities	19,147	20,289
Accrued profit sharing plan contribution (Note 7)	62,431	41,303
Accrued payroll	262,210	222,551
Payroll and business taxes payable	1,730	3,395
	363,008	331,179
Subordinated borrowings (Note 3)	450,000	450,000
Stockholders' equity (Notes 5 and 10):		
Common stock, $50 par value		
Authorized, 1,000 shares;		
Issued and outstanding, 1,000 shares	50,000	50,000
Additional paid-in capital	237,883	237,883
Retained earnings	127,617	127,117
	415,500	415,000
	$1,228,508	$1,196,179

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	**$1,672,191**	$1,530,427
Interest income	**48,809**	42,385
Other income	**63,029**	54,085
	1,784,029	1,626,897
Expenses:		
Salesmen salaries and commissions	**882,987**	744,831
Office salaries	**253,682**	281,653
Payroll taxes	**58,265**	62,702
Profit sharing plan contribution (Note 7)	**62,431**	41,303
Medical insurance	**36,679**	26,848
Officers' life and disability insurance	**6,048**	5,406
Telephone and telequote	**34,908**	35,556
Rent (Note 8)	**79,114**	36,521
Office supplies and postage	**49,487**	41,915
Data processing	**66,587**	66,625
Clearing costs	**43,946**	47,237
Regulatory fees	**5,041**	6,828
Business and property taxes	**27,575**	25,298
Dues, licenses and subscriptions	**22,233**	21,521
Depreciation	**14,112**	15,949
Equipment rental and maintenance	**6,893**	6,898
Professional services	**12,752**	52,154
Corporate insurance	**10,526**	8,407
Auto and travel expense	**23,281**	10,364
Meals and entertainment	**20,804**	4,009
Advertising and promotion	**3,233**	4,004
Interest expense	**3,516**	4,650
Bank and transfer fees	**5,272**	3,069
Donations	**812**	75
Contracted wages	**53,345**	61,972
	1,783,529	1,615,795
Net income	**$ 500**	$ 11,102

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2001 and 2000

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2000	1,000	$ 50,000	$192,093	$172,827	$414,920
Net income				11,102	11,102
Liquidating distribution (Note 10)				(56,812)	(56,812)
Additional paid-in capital (Note 10)			45,790		45,790
Balances, December 31, 2000	1,000	50,000	237,883	127,117	415,000
Net income				500	500
Balances, December 31, 2001	1,000	$ 50,000	$237,883	$127,617	$415,500

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2001 and 2000

Subordinated borrowings at January 1, 2000	$ 450,000
Increases (Note 3):	
Secured demand note collateral agreement, due October 31, 2003	112,500
Secured demand note collateral agreement, due October 31, 2003	112,500
Decreases:	
Elimination of demand note, resigning stockholder (Note 3)	(225,000)
Subordinated borrowings at December 31, 2000	450,000
Increases (Note 3):	
Secured demand note collateral agreement, due October 31, 2004	37,500
Secured demand note collateral agreement, due October 31, 2004	37,500
Secured demand note callateral agreement, due October 31, 2004	150,000
Decreases (Note 3):	
Matured in secured demand note collateral agreement	(225,000)
Subordinated borrowings at December 31, 2001	**$ 450,000**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	**$ 500**	$ 11,102
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	**14,112**	15,949
Changes in assets and liabilities:		
Increase in net receivable from brokers and dealers	**(7,584)**	(6,796)
Decrease (increase) in net receivable from customers	**42,362**	(54,065)
Decrease (increase) in receivable from others	**(4,407)**	30,457
Increase (decrease) in accounts payable and other liabilities	**(16,154)**	1,531
Increase (decrease)in accrued profit sharing plan contribution	**21,128**	(33,952)
Increase (decrease) in accrued payroll	**39,659**	(114,194)
Increase (decrease) in payroll and business taxes payable	**(1,665)**	388
Net cash provided by (used in) operating activities	**87,951**	(149,580)
Cash flows from investing activities:		
Additions to furniture and equipment	**(9,390)**	
Premium payments on officers' life insurance	**(2,866)**	(2,495)
Net cash used in investing activities	**(12,256)**	(2,495)
Cash flows from financing activities:		
Additional paid-in capital		45,790

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS, *Continued*
for the years ended December 31, 2001 and 2000

	2001	2000
Net increase (decrease) in cash	**75,695**	(106,285)
Cash at beginning of year	**514,003**	620,288
Cash at end of year	**$ 589,698**	$ 514,003
Supplemental disclosure of cash paid during the year for interest	**$ 3,516**	$ 4,650

Noncash investing and financing activities:

Borrowings under secured demand note collateral agreements of $225,000 were reissued during the years ended December 31, 2001 and 2000 (Note 3).

The Company distributed a life insurance policy with a cash surrender value of $56,812 during the year ended December 31, 2000 (Note 10).

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies:

The Company, formerly known as Bozarth & Turner Securities, Inc., was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of five to ten years.

Continued

2. Reserve Bank Account:

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. The required balance in this reserve account was $-0- at December 31, 2001 and 2000. The Company segregated $5,000 for the years ended December 31, 2001 and 2000, respectively, for this purpose.

3. Subordinated Borrowings:

The Company has a non-interest bearing secured demand note collateral agreement with a 50% stockholder in the amount of $225,000 due October 31, 2001. During the year ended December 31, 2000, the Company entered into two additional secured demand note collateral agreements with the remaining two stockholders. These two agreements replaced the secured demand note of the resigning stockholder (see Note 10). The borrowings in the amount of $112,500 from each 25% stockholder are non-interest bearing and due October 31, 2003.

Effective October 31, 2001, two additional secured demand notes were signed in the amount of $37,500 each to reflect the increased ownership from 25% to 33.33% for two of the stockholders. The note due October 31, 2001 matured and was replaced with a new note for $150,000. The new notes in the amount of $37,500, $37,500, and $150,000 respectively are non-interest bearing and due October 31, 2004, and are subordinated to the claim of general creditors.

The agreements have been approved by the National Association of Securities Dealers (NASD) and are thus available in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Continued

4. Property and Equipment:

A summary of property and equipment at December 31, 2001 and 2000 is as follows:

	2001	2000
Furniture and equipment	**$244,033**	$234,643
Leasehold improvements	**45,206**	45,206
	289,239	279,849
Less accumulated depreciation and amortization	**255,426**	241,314
	$ 33,813	$ 38,535

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $828,112 and $822,640 at December 31, 2001 and 2000, respectively. The Company's net capital ratio was .44 to 1 and .40 to 1 at December 31, 2001 and 2000, respectively.

6. Operating Line of Credit:

The Company has a $1,000,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders. Interest is due monthly at prime (4.75% and 9.5% at December 31, 2001 and 2000, respectively), with the principal due May 1, 2002. There were no balances due under the line of credit agreement at December 31, 2001 and 2000.

7. Profit Sharing Plan:

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2001 and 2000 were $62,431 and $41,303, respectively.

Continued

8. Commitments:

The Company leases its business office under a noncancellable lease agreement. On May 2, 1999, the lease agreement was amended for additional office space and the amendment extended the term to July 31, 2002. Rent expense was $79,114 and $36,521 for the years ended December 31, 2001 and 2000, respectively. In connection with the stockholder sale of common stock (see Note 10), the withdrawing stockholder reimbursed the Company for rent in the amount of $33,826 which reduced rent expense for the year ended December 31, 2000. Monthly payments are $7,597 beginning January 1, 2002. Future minimum payments under the lease agreement are $53,179 for the year ending December 31, 2002.

9. Federal Income Taxes:

The Company has available at December 31, 20001 net operating loss carryforwards of approximately $84,000, which may be applied against future years taxable income, through years ending on or before December 31, 2013.

10. Acquisition of Stockholder Interest in Company:

Effective December 1, 1999, a 50% stockholder withdrew as an officer, director, and employee of the Company. The remaining 50% stockholder acquired the 50% interest of that withdrawing stockholder on August 31, 2000. As part of the transaction, the Company distributed a life insurance policy with a cash surrender value of $56,812 to the selling stockholder.

On October 1, 2000, the 100% stockholder sold 500 shares of common stock to two employees representing a 25% interest each in the Company. In addition to purchasing 250 shares of common stock, each new stockholder agreed to make an additional capital contribution to the Company in the amount of $22,895.

Effective October 31, 2001, the 50% stockholder sold 166⅔ shares of common stock to two 25% stockholders representing an additional 8.33% interest each in the Company. The Company is now equally owned by each of the three stockholders, all having 33⅓% interest.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc. Turner, Nord, Kienbaum
Spokane, Washington

We have audited the accompanying financial statements of Alliant Securities, Inc. Turner, Nord, Kienbaum as of and for the years ended December 31, 2001 and 2000 and have issued our report dated January 24, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4, and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

January 24, 2002

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net capital:		
Stockholders' equity:		
Common stock	$ 50,000	
Additional paid-in capital	237,883	
Retained earnings	127,617	
Total stockholders' equity		**$415,500**
Subordinated borrowings allowable in computation of net capital		**450,000**
Total stockholders' equity and allowable subordinated borrowings		**865,500**
Deductions:		
Non-allowable assets:		
Furniture and equipment at cost, net of accumulated depreciation	33,813	
Prepaid expenses and deposits	3,575	
		37,388
Net capital		**828,112**
Minimum net capital required		**250,000**
Excess net capital		**$578,112**

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2001

Aggregate indebtedness:		
Payable to brokers and dealers	$5,135	
Payable to customers	3,759	
Accounts payable	8,596	
Other current liabilities	19,147	
Accrued profit sharing plan contribution	62,431	
Accrued payroll	262,210	
Payroll and business taxes payable	1,730	
Total aggregate indebtedness		$363,008
Ratio: Aggregate indebtedness to net capital		.44 to 1

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ 3,759	
Customer securities failed to receive (including credit balances in continuous net settlement accounts)	4,920	
Other - dividend	215	
Total credit items		**$ 8,894**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		**53,878**
Excess of total debits over total credits		**$44,984**
Reserve requirement		**NONE**

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $5,000 for the year ended December 31, 2001.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2001

Net capital:	
Net capital as reported on FOCUS REPORT	$1,073,577
Audit adjustments:	
Increase in other receivables	5,748
Decrease in accounts receivable from brokers and dealers	(1,365)
Increase in cash surrender value of officers' life insurance	2,866
Decrease in accounts payable	15,404
Increase in accrued profit sharing plan contribution	(62,431)
Increase in accrued payroll	(262,210)
Increase in payroll taxes	(432)
Decrease in income tax payable	55,590
Decrease in other current liabilities	1,365
Net capital which should have been reported	**$ 828,112**
Net capital as computed on page 13	**$ 828,112**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	$ 110,294
Audit adjustments:	
Decrease in accounts payable	(15,404)
Increase in accrued profit sharing plan contribution	62,431
Increase in accrued payroll	262,210
Increase in payroll taxes	432
Decrease in income tax payable	(55,590)
Decrease in other current liabilities	(1,365)
Aggregate indebtedness which should have been reported	**$ 363,008**
Aggregate indebtedness as computed on page 14	**$ 363,008**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS INCLUDED IN PART II OF
FORM X-17A-5
December 31, 2001

Reserve requirement as reported on FOCUS REPORT	NONE
Reserve requirement as computed on page 15	NONE

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

1.	Customer fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	**$ 0**
	Number of items	**0**
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	**$ 0**
	Number of items	**0**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Alliant Securities, Inc.
Turner, Nord, Kienbaum
Spokane, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner, Nord, Kienbaum for the year ended December 31, 2001, we considered its internal controls including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alliant Securities, Inc. Turner, Nord, Kienbaum that we considered relevant to the objectives stated in Rule 17a-5(g), (1) to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) to make the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) to comply with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

McDirmid, Mikkelsen + Secrest, P.S.

January 24, 2002

ALLIANT SECURITIES, INC.
TURNER ◆ NORD ◆ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2001 and 2000